SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)

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                                PURE WORLD, INC.
                            (Name of subject company)

                                PURE WORLD, INC.
                        (Name of person filing statement)

                                  COMMON STOCK
                         (Title of class of securities)

                                    74622C106
                      (CUSIP Number of class of securities)

                                 Sue Ann Merrill
                             Chief Financial Officer
                                Pure World, Inc.
                          376 Main Street, P.O. Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-9220
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:

                                  Guy P. Lander
                       Davies Ward Phillips & Vineberg LLP
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5500

  |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule") relates is Pure World, Inc., a Delaware corporation ("Pure World" or the "Company"). The Company's principal executive offices are located at 376 Main Street, Bedminster, New Jersey 07921. The Company's telephone number at its principal executive offices is (908) 234-9220.

      The title of the class of equity securities to which this Schedule relates is the common stock of the Company (the "Shares"). As of June 6, 2005, there were issued and outstanding 8,077,018 Shares and options to purchase 988,950 Shares.

Item 2. Identity and Background of Filing Person

      The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference.

      This Schedule relates to the cash tender offer by Naturex Acquisition Corp., a newly formed Delaware corporation ("Purchaser") and a wholly owned subsidiary of Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Parent" or "Naturex"), to purchase all of the issued and outstanding Shares of the Company. The Purchaser is offering to purchase all outstanding Shares at a price of $4.30 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2005, and in the related Letter of Transmittal, dated June 17, 2005 (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer commenced on June 17, 2005 and expires at 12:00 midnight, New York City time, on July 15, 2005, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, when added to Shares already beneficially owned by Parent, Purchaser and its direct and indirect subsidiaries, constitutes a majority of the then outstanding Shares on a fully diluted basis.

      The Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the exhibits and annexes thereto, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 17, 2005. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibit
(a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and each is hereby incorporated herein by reference.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 6, 2005, by and among the Company, Parent and Purchaser (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each outstanding Share (other than Shares held by the Company as treasury stock, or owned by Parent, the Purchaser or Parent's other direct or indirect subsidiaries, all of which will be cancelled and will cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive an amount equal to the Offer Price (the "Merger Consideration") upon surrender of their Company common stock certificate(s).


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

      The Offer to Purchase states that the principal office of each of Purchaser and Parent is located at Site D'Agropac Montfavet, B.P. 1218, F-89411 Avignon Cedex, France, and that their telephone number is 334.9023.9689.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

      Except as set forth below or incorporated by reference in this Item 3, there are no agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (a) the Company's executive officers, directors or affiliates or (b) the Parent or Purchaser or their respective executive officers, directors or affiliates.

      Certain contracts, agreements or understandings between the Company or its affiliates and (a) certain of its directors, executive officers or affiliates or
(b) Purchaser or Parent or their respective executive officers, directors or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and incorporated herein by reference.

      Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule and which is being mailed to Stockholders together with this Schedule, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

      Stockholder Agreement. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement, dated as of June 6, 2005 (the "Stockholder Agreement") with Paul O. Koether and certain other stockholders affiliated with Mr. Koether (the "Koether Stockholders"). Pursuant to the Stockholder Agreement, the Koether Stockholders have agreed, subject to certain conditions, to tender all of their Shares in the Offer and have agreed to vote all of their Shares in favor of the Merger, if applicable. The summary of the Stockholder Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

      Confidentiality Agreement. In connection with Parent's due diligence investigation of the Company, a Confidentiality Agreement, dated February 15, 2005 (the "Confidentiality Agreement"), was entered into between the Company and Naturex, Inc., a subsidiary of Parent. The summary of the Confidentiality Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

      Company Stock Options. The Merger Agreement provides that the Company will use its reasonable efforts to cancel, as of the effective time of the Merger, each outstanding option ("Company Stock Option") to purchase Shares granted by the Company under the Company's 1991 Non-Qualified Stock Option Plan (the "1991 Plan"), 1997 Non-Qualified Stock Option Plan (the "1997 Plan"), and each stock option agreement entered into otherwise than under such plans, each as amended through the date of the Merger Agreement (collectively, the "Company Stock Option Plans") that is outstanding and unexercised, whether or not vested or exercisable as of such date (in each case without the creation of additional liability to the Company or any subsidiary). The Company will request each holder of a Company Stock Option to consent to the termination of his or her options. As of the effective time of the Merger, each holder of a Company Stock Option cancelled immediately prior to the effective time will be


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

entitled to receive an amount of cash, without interest, equal to the product of
(i) the total number of Shares subject to such Company Stock Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. The Merger Agreement further provides that between the date of the Merger Agreement and the effective time of the Merger, the Company will take all necessary action to terminate the 1991 Plan and the 1997 Plan and use reasonable efforts to terminate each option agreement entered into otherwise then under the plans, as of the effective time of the Merger.

      Company Employee Benefit Plans. In the Merger Agreement, Parent has agreed that, during the period commencing with the effective time of the Merger and ending on December 31st of the calendar year in which the effective time occurs, employees of the Company and its subsidiaries will be offered participation in employee benefit plans, programs, policies and arrangements that are no less favorable in the aggregate to those provided under the applicable employee benefit plans (as defined in Section 3(3) of ERISA (excluding plans exempt under Section 201(2) of ERISA)), programs, policies and arrangements of the Company and its subsidiaries in effect at the effective time (collectively, "Current Plans"). However, the foregoing will not (i) obligate or commit Parent or its subsidiaries to continue any particular Current Plan after the effective time or to maintain in effect any particular Current Plan or any level or type of benefits, (ii) obligate or commit Parent or its subsidiaries to provide any employee of the Company or any subsidiary with any equity compensation pursuant to any equity compensation plans, programs or arrangements sponsored or provided by Parent or any of its subsidiaries or affiliates for the benefit of its employees, or (iii) prohibit Parent or its subsidiaries from making any changes to any Current Plans.

      Indemnification of Directors and Officers. In the Merger Agreement, Parent has agreed that the provisions relating to indemnification, advancement of expenses and exculpation from liabilities in the Company's By-laws and any written indemnification contract or agreement with the Company or any of its subsidiaries in effect on the date of the Merger Agreement will not, for a period of six years from the effective time of the Merger, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who, at or prior to the effective time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.

      Directors' and Officers' Insurance. The Merger Agreement provides that the Company will purchase and maintain in effect for six years from the effective time of the Merger, insurance in the amount of $2.0 million covering liability for actions and omissions of the Company's officers and directors occurring before the effective time on terms reasonably acceptable to the directors of the Company; provided, however, that, the total premiums payable by the Company for such insurance shall not exceed $200,000, and any excess over that amount may be paid by the officers and directors.

      Consulting Agreement. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into an consulting agreement (with a three-year term commencing on the termination of Mr. Koether's employment with the Company following a Change of Control) (the "Consulting Agreement"). Under the Consulting Agreement, Mr. Koether will serve as consultant to the Company (on an independent contractor basis) and will have duties and responsibilities consistent with his present status with the Company, as the Company will determine from time to time. Mr. Koether will generally continue receiving substantially similar benefits as he received from the Company immediately prior to the signing of the Merger Agreement (including participation in existing benefit plans, reimbursement of expenses and use of an automobile) and will receive an annual consulting fee of $100,000.


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

      Mr. Koether has agreed that he will not at any time during the term of the Consulting Agreement or thereafter disclose or use confidential information relating to the Company or its business.

      The Consulting Agreement also provides that during its term, Mr. Koether shall not (i) engage, directly or indirectly, in (a) the nutraceutical business,
(b) the businesses currently conducted by the Company or any of its subsidiaries or affiliates or (c) any business similar to the business currently being conducted by the Company or any of its subsidiaries or affiliates, including, but not limited to, the manufacture and sale of botanical extracts, flavors and fragrances (x) within 100 miles of any of the facilities of the Company, any of its subsidiaries or affiliates or the U.S. subsidiaries of Naturex, (y) anywhere else in the United States or (z) anywhere else in the world for sale or distribution of goods into the United States, (ii) engage, directly or indirectly, in any way in the solicitation of employees or independent contractors of the Company or its subsidiaries or affiliates in connection with any job, venture or other employment opportunity of any nature, (iii) interfere in any material way, directly or indirectly, whether for his own account or for the account of any other person, firm, corporation or other business organization, with the Company's relationship with, or endeavor to entice away from the Company, any person, firm corporation or other entity who or which was an executive employee, consultant, distributor, agent, contractor, supplier, source of material and/or product or customer of, the Company or (iv) engage, directly or indirectly, with Dr. Qun Yi Zheng or any of his affiliates in activities that are competitive with the activities of the Company or any of its subsidiaries or affiliates.

      For purposes of the above provisions, Mr. Koether will be deemed to be directly or indirectly engaged in a business or activity if he participates in such business or activity as a material proprietor, partner, joint venturer, stockholder, director, officer, manager, employee, consultant, advisor or agent or if he controls such business or entity. Notwithstanding the foregoing, Mr. Koether will not be deemed a stockholder merely by reason of holding less than five percent (5%) of the outstanding equity of any publicly-owned corporation (unless Mr. Koether is in a control position with regard to such corporation).

      This summary of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement, which has been filed as Exhibit (e)(7) hereto and is incorporated by reference herein.

      Retention Agreement. In January 2005, the Company entered into an oral retention agreement with Sue Ann Merrill, the Company's Chief Financial Officer. Under the agreement, Ms. Merrill was entitled to a retention bonus of $35,000 if she remained as the Company's Chief Financial Officer through April 30, 2005, and an additional payment of $15,000 if the Company was acquired by a third party. The agreement was subsequently amended in May 2005, to provide that Ms. Merrill would receive an additional retention bonus of $35,000 if she remained as Chief Financial Officer through June 30, 2005 and Ms. Merrill agreed to remain as Chief Financial Officer after June 30, 2005, if requested by the Company.

Item 4. The Solicitation or Recommendation

      Recommendation of Our Board of Directors. At a meeting of the Board of Directors of the Company held on June 3, 2005, the Board, by unanimous vote (except for the abstention of Paul O. Koether, the Chairman of the Board and the principal stockholder of the Company) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders,
(ii) duly authorized and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer and, if required, approve and adopt the Merger Agreement.


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

      The Board of Directors of the Company unanimously (except for the abstention of Paul O. Koether, the Chairman of the Board and the principal stockholder of the Company) recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

      A letter to the Company's stockholders communicating the recommendation of the Board is included in the package with this Schedule and the Offer to Purchase. The letter is also filed as Exhibit (a)(2)(B) to this Schedule and is hereby incorporated herein by reference.

      Background of the Offer; Contacts with Naturex and Other Parties

      Beginning in November 2003, the Board of Directors met on a number of occasions to discuss how the Company should address the operating and management challenges then facing it, particularly as a result of the death in October 2003, of Natalie I. Koether, the Company's then President and Chief Operating Officer. One of the strategies discussed by the Board was a business combination with or sale of the Company to a potential transaction partner.

      In October 2003, Canec International Ltd. ("Canec International"), a financial advisor to Naturex, contacted Paul O. Koether, the Chairman of the Board of the Company. At that time, the Canec International representative advised Mr. Koether of Naturex's interest in acquiring the Company and requested a meeting between Mr. Koether and Jacques Dikansky, the Chief Executive Officer of Naturex.

      Mr. Koether requested that Naturex provide an indicative price range at which it would propose to acquire the Company before he would agree to such a meeting. Naturex indicated a preliminary valuation of $10 million to $12 million for all of the Company's shares. Mr. Koether advised Canec International that he considered the proposed price range to be inadequate and Naturex's justification of that price to be without merit. As a result, no meeting took place.

      In November 2003, the Board authorized the engagement of Adams Harkness & Hill, Inc. (now called Adams Harkness, Inc.) ("Adams Harkness") as the Company's financial advisor to explore and review possible strategic alternatives, including a sale, merger or other similar corporate transaction.

      In January 2004, Adams Harkness called Canec International to advise that the Board of Directors of the Company had authorized Adams Harkness to seek strategic alternatives for the Company and inquired whether Naturex would have any interest in participating in such a process.

      On January 30, 2004, Naturex signed a confidentiality agreement with the Company in order to receive a descriptive memorandum regarding the Company prepared by Adams Harkness.

      In February 2004, Adams Harkness advised Canec International that the Company preferred to pursue discussions with other parties that possessed greater ability to finance a transaction with the Company.

      In the first quarter of 2004, Adams Harkness contacted 86 companies, including Naturex. Of these, 18 companies received confidential materials, eight companies submitted initial indications of interest ranging from $10 to $30 million, including assumption of debt (i.e., $10-$30 million was the total valuation of the Company), and six companies attended presentations by the Company's management. One company, Shanghai Pharmaceuticals Group, completed an extensive due diligence review of the Company but in May 2004, determined not to proceed and made no formal offer.

      Following these efforts, the Board of Directors decided to suspend the Company's search for a business combination transaction to allow the Company to focus its efforts on improving its operating


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results over several fiscal quarters, with the intention of making the Company more attractive to potential parties and for a possible strategic transaction.

      On June 3, 2004, the Company publicly announced that its engagement of Adams Harkness had expired and that the Company was discontinuing efforts to explore strategic options.

      In January 2005, the Board directed Adams Harkness to contact the companies that had previously expressed interest in a possible acquisition of the Company in 2004. From January through March 2005, Adams Harkness contacted 15 companies, including Naturex in early February 2005. These contacts elicited three offers, all of which were in the range of $15-$20 million. Of the companies that made offers, Naturex demonstrated the strongest interest.

      On February 16, 2005, Naturex signed a Confidentiality Agreement with the Company, dated February 15, 2005, and Naturex commenced its due diligence review of the Company.

      In the first half of March 2005, Adams Harkness provided Canec International and Giuliani Capital Advisors LLC ("Giuliani"), acting on behalf of Naturex, certain information about the Company's operations and assets. In mid-March 2005, Adams Harkness held a conference call with representatives of Naturex to discuss the Company's financial statements, transaction structure and potential meeting dates. Concurrently, Adams Harkness advised the Company that it was continuing discussions with three other potential bidders and anticipated receiving indications of interest from these companies by April 1, 2005.

      On March 21, 2005, Naturex sent a letter indicating its interest in acquiring the Company at a price in the range of $1.80 and $2.30 per share. Adams Harkness advised Giuliani that the Company required a bid of at least $2.50 per share for Naturex to be considered a potential buyer, and Giuliani advised Adams Harkness that Naturex might consider such a price. Following Naturex's indication of interest, the Company and Naturex agreed to meet in mid-April, primarily to discuss the Company's financial condition and prospects and other due diligence items. The Company's primary concern was that any transaction not contain a financing contingency.

      On April 15, 2005, Naturex confirmed its ability to finance its acquisition by providing the Company with a letter from Societe Generale stating that it would be ready to provide senior debt financing to Naturex for a transaction with the Company.

      On the morning of April 21, 2005, Jacques Dikansky, President of Naturex, met with Paul O. Koether. At that meeting, Mr. Koether advised Mr. Dikansky that at least one other party had expressed interest in acquiring the Company. Later the same day, Mr. Dikansky, Mr. Thierry Lambert, Naturex's Chief Financial Officer, and other representatives of Naturex met with representatives of the Company for a management presentation and plant tour, and to discuss a possible transaction. Mr. Dikansky advised the Company's representatives that Naturex was prepared to make a non-binding written offer of $3.10 per share. The parties discussed Naturex's financial ability to complete a transaction, and Mr. Koether advised the Naturex representatives that the Company did not wish to enter into a binding agreement with a financing contingency.

      On April 27, 2005, confirming a telephone conversation between Mr. Dikansky and Mr. Koether on April 26, 2005, Naturex provided a written expression of interest in acquiring the Company at a price of $3.10 per share conditioned, among other things, on a period of exclusive negotiations. The indication of interest proposed structuring the transaction as a tender offer followed by a merger of a subsidiary of


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Naturex into the Company. The closing price of the Company's common stock on
April 27, 2005 was $2.08.

      On April 29, 2005, Adams Harkness advised Giuliani and Canec International to confirm the Company's willingness to proceed on the terms and schedule set forth in Naturex's expression of interest. The Company also indicated that it would be willing to consider entering into an agreement to negotiate with Naturex on an exclusive basis when Naturex provided an updated written financing commitment. The Company's counsel, Davies Ward Phillips and Vineberg LLP ("Davies") also called Naturex's counsel, Thelen Reid & Priest LLP ("Thelen Reid") to discuss significant transaction points as well as proposed compensation and other arrangements for Mr. Koether and for Dr. Qun Yi Zheng, the Company's President and Chief Operating Officer.

      In April 2005, at the earlier suggestion of Paul O. Koether, Dr. Qun Yi Zheng, the Company's President, called nine private equity funds to ascertain their interest in a possible acquisition of the Company. One of those calls was to James Fordyce, a partner of Whitney & Co. LLC ("Whitney"), a prominent private equity fund with holdings in the nutritional supplement industry. Thereafter, Paul O. Koether received three telephone calls from Robert Williams, another Whitney partner, and James Fordyce, to discuss their possible interest in a transaction with the Company, which resulted in a meeting between Whitney and Dr. Zheng on May 3, 2005 at which a possible acquisition transaction was discussed.

      On May 6, 2005, Naturex submitted to the Company a commitment letter dated May 4, 2005 from Natexis Banques Populaires for EUR6,000,000 and US$18,000,000 for the purpose of financing Naturex's acquisition of the Company.

      On May 6, 2005, Davies forwarded a draft Merger Agreement to Thelen Reid.

      On May 12, 2005, Whitney V, L.P., an affiliate of Whitney ("Whitney LP") submitted a non-binding term sheet to the Company with a stated purchase price of $3.25 per share, conditioned on, among other things, a period of exclusive negotiations through June 13, 2005 and liquidated damages in the amount of $500,000 for any breach by the Company of the exclusivity arrangements. On May 13, 2005, Whitney LP submitted a revised term sheet extending the exclusivity period to June 17, 2005. On May 13, 2005, the closing price of the Company's common stock was $1.85.

      On May 16, 2005, Jacques Dikansky spoke with Paul O. Koether and advised Mr. Koether that Naturex had substantially completed its due diligence review and was prepared to negotiate and sign a binding Merger Agreement by May 23, 2005.

      On May 16, 2005, the Board of Directors held a telephonic meeting with management and the Company's financial and legal advisors to review the Naturex and Whitney proposals and to determine possible responses to each offer. Adams Harkness advised the Board that it believed that Naturex was strongly committed to the transaction and had substantially completed its due diligence review without raising any significant issues. Adams Harkness further advised the Board as to the desirability of obtaining a fairness opinion in assisting the Board in fulfilling its fiduciary obligations to the Company's stockholders. Davies explained to the Board the critical points of the draft Merger Agreement, including the "no-shop" and "fiduciary out" clauses, the range of customary break-up fees demanded by acquirers, and other issues, and reminded the Board of its obligation to maximize value for the stockholders, which determination could involve, in addition to price, the relative probability of completing competing transactions. The Board, after review of its fiduciary duties, determined that although it believed at present that a transaction was more likely to be consummated with Naturex than Whitney, because of Whitney's superior financial offer it was not prepared to move forward on an exclusive basis with either


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

Naturex or Whitney. The Board further determined that, pending receipt of a fairness opinion from Adams Harkness, the prices being offered by the two bidders appeared to be reasonable.

      On May 17, 2005, the Board held a telephonic meeting with management and the Company's financial and legal advisors. Adams Harkness advised the Board that Whitney was prepared to increase its offer price to $3.40 and to reduce the liquidated damages provision of its proposal to $250,000 from $500,000, conditioned upon a 30-day exclusive negotiation period. After discussion with Adams Harkness and Davies, the Board determined that Whitney was a credible bidder that should be offered a two-week due diligence period, but not an exclusive negotiation right or liquidated damages. The Board directed Adams Harkness to advise Whitney of its decision and to offer Whitney oral assurances that the Company would not enter into a definitive agreement with any other party during the next two weeks. The Board also discussed Naturex's offer to negotiate and sign a definitive Merger Agreement by May 23, 2005, and determined to continue negotiations with both Naturex and Whitney.

      On May 18, 2005, Thelen Reid delivered comments to the draft Merger Agreement prepared by Davies.

      On May 18, 2005, Whitney LP delivered a revised non-binding term sheet that increased its stated offer price to $3.40 per share and removed the requirements for any exclusivity period and liquidated damages. On May 18, 2005, the closing price of the Company's common stock was $1.90.

      On May 19, 2005, the Company entered into a non-disclosure agreement with Stauber Performance Ingredients Inc. ("Stauber"), another affiliate of Whitney.

      On May 19, 2005, Naturex delivered a letter to the Company offering to acquire the Company for $3.60 per share, conditioned upon the acceptance of the offer by 12:00 Noon Eastern Time on May 20, 2005, and the negotiation and execution of a binding merger agreement by 5:00 PM Eastern Time on May 23, 2005. Davies also discussed with Thelen Reid certain principal points of difference concerning the comments made on the Merger Agreement. On May 19, 2005, the closing price of the Company's common stock was $1.90.

      In the late afternoon of May 19, 2005, the Board of Directors held a telephonic meeting with management and the Company's financial and legal advisors to consider the increased Naturex bid and the desirability of any further negotiations with Naturex and Whitney. The Board determined that although it might not be possible to resolve all issues with Naturex by May 23, 2005, because of its belief that completing a transaction with Naturex was virtually assured, it would consider granting Naturex a one-week exclusive period to allow more time to negotiate a binding Merger Agreement and related agreements. However, before deciding to accept Naturex's offer, the Board instructed Adams Harkness to contact Whitney to advise them that a superior bid had been received, and elicit whether Whitney intended to remain in the negotiations.

      In the evening of May 19, 2005, a representative of Adams Harkness called Whitney and advised them that a superior bid had been made and that, in light of the Board's belief that the other bidder was very strongly committed to the transaction, a significantly increased offer price would be required to allow Whitney to remain in the bidding process.

      On May 19, 2005, Stauber submitted a revised term sheet to the Company that included an increase in its per share offer price to $4.50 from $3.40. The other transaction conditions stated in the May 18, 2005, term sheet were unchanged.

      In the late morning of May 20, 2005, the Board convened a telephonic meeting with management and the Company's financial and legal advisors to consider the Whitney and Naturex offers. The Board, after reviewing its fiduciary obligation to maximize value for the Company's stockholders, determined that it was in the best interests of the Company's stockholders to allow Whitney two weeks to complete its due diligence review of the Company, and directed Adams Harkness to advise Naturex that it was not currently in a position to accept its offer of $3.60 per share. The Board further directed Adams Harkness to advise Whitney and Naturex that best and final bids would be due by 12 noon EDT on June 3, 2005. On May 20, 2005 the closing price of the Company's common stock was $1.90.

      On May 20, 2005, Adams Harkness advised Giuliani that the Company had received a proposal from another bidder at a price higher than the price proposed by Naturex, and that the Company intended to allow that party two weeks to complete its due diligence investigation.

      From May 20, 2005 to June 2, 2005, Whitney conducted a due diligence review of the Company.

      On May 20, 2005, Davies delivered a draft Merger Agreement to Whitney's attorneys, Gibson Dunn & Crutcher LLP ("Gibson Dunn"). A meeting between Qun Yi Zheng, the Company's President, and representatives of Whitney and their acquisition advisers, Mercer Group, was scheduled for Monday, May 23, 2005.

      Late in the day on May 20, 2005, Naturex submitted what it characterized as its "final offer" of $3.80 per share, conditioned on completion of the negotiation of a definitive Merger Agreement and all related documents by 5 pm on May 23, 2005. The Company did not respond to this letter.

      On May 23, 2005, Naturex delivered a letter to the Company advising the Company that in light of the Company's failure to accept its offer, Jacques Dikansky was cancelling a meeting with Qun Yi Zheng, scheduled for May 23, 2005.

      On May 24, 2005, Gibson Dunn delivered its comments to the draft Merger Agreement to Davies.

      On May 25, 2005, the Board of Directors retained the law firm of Wolf Haldenstein Adler Freeman & Herz LLP as special counsel to the Board.

      On May 26, 2005, Naturex's financial advisor called Adams Harkness to advise that Naturex would be submitting a best and final bid on June 3, 2005 and wished to continue negotiation of the Merger Agreement.

      On May 28, 2005, Davies delivered a revised draft of the Merger Agreement to Thelen Reid and Gibson Dunn.

      On June 1, 2005, the Board of Directors held a telephonic meeting with management, the Company's legal and financial advisors, and special counsel to the Board. Adams Harkness confirmed to the Board that Naturex had re-joined the bidding process. During the meeting, Davies summarized the open business and legal issues that Gibson Dunn, as counsel for Whitney, had raised in the negotiation of the Merger Agreement, including that Whitney preferred a merger transaction to a tender offer and merger, and a discussion of these issues ensued. The Board then determined to reconvene at 3:00 p.m. on June 3, 2005 to consider the best and final bids from Naturex and Whitney.

      Shortly before noon on June 3, 2005, Adams Harkness received a best and final bid from Naturex of $4.30 per share. Naturex also submitted an updated financing commitment letter from Natexis

Banques Populaires and other evidence of its ability to finance the acquisition. Whitney did not submit a final bid. The closing price of the Company's common stock on June 3, 2005 was $2.03.

      At 3:00 p.m. on June 3, 2005, the Board of Directors held a telephonic meeting with management, the Company's financial and legal advisors, and special counsel to the Board to consider the final bid from Naturex. Adams Harkness updated the Board on the status of Naturex's bid and informed the Board that it had not received a final bid from Whitney and that it had been advised by Whitney that a final bid would not be forthcoming. Davies then reviewed with the Board the fiduciary duties of directors under Delaware law and responded to questions posed by the Board. During the meeting, Davies also reported that the negotiations with Naturex and their counsel, Thelen Reid, were complete, and the Merger Agreement and the Stockholder Agreement were in final form, but that the negotiations with Whitney and their counsel, Gibson Dunn, were not complete and also included open due diligence items. Based on the status of the negotiations and Naturex's timely offer, the Board determined to meet a few hours later to review Adams Harkness' fairness opinion in connection with the Naturex bid.

      The Board reconvened the telephonic meeting at 6 pm on June 3, 2005. Prior to the meeting, each member of the Board received copies of the Merger Agreement negotiated with Naturex and Whitney and the form of Stockholder Agreement, each marked to show changes from the drafts that had previously been distributed to the bidders. Adams Harkness made a formal presentation to the Board with regard to the question of whether the proposed transaction with Naturex was fair from a financial point of view and responded to questions from the Board. The members of the Board each received a copy of written materials regarding Adams Harkness' analysis of the proposed tender offer prices and merger consideration from Naturex and the presentation by Adams Harkness included a thorough review of the contents of the materials. Upon conclusion of the presentation, Adams Harkness stated that it would be prepared to render a written opinion to the Board that the consideration to be received by the stockholders in the Offer and the Merger was fair, from a financial point of view, to the stockholders. A copy of the written fairness opinion, describing the assumptions made, matters considered and review undertaken by Adams Harkness is attached to this Schedule as Annex B.

      Following the Adams Harkness presentation, Davies described in detail the terms of the Merger Agreement and the Stockholder Agreement and responded to questions from the Board. After review of its fiduciary duties and careful consideration and consultation with its special counsel and its financial advisors, the Board voted unanimously (with Paul O. Koether abstaining) (i) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the stockholders, (ii) duly authorized and approved the Merger Agreement and the Merger and the transactions contemplated by the Merger Agreement, and (iii) to recommend that the Company's stockholders accept the Offer and tender their shares in the Offer and, if required, approve and adopt the Merger Agreement. The Board also approved the consummation of the transactions contemplated by the Merger Agreement and the Stockholder Agreement for purposes of the "merger moratorium" provisions of Section 203 of the DGCL, and approved, for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, the disposition by the Company's officers and directors of securities, including any Company Stock Options, in the Offer and the Merger.

      In the late afternoon of June 3, 2005, Naturex was advised that the Company was prepared to accept its offer.

      Later in the evening of June 3, 2005, Adams Harkness delivered their fully-executed fairness opinion letter to the Company.

      On June 5, 2005, (1) the Company, Naturex and Purchaser executed the Merger Agreement and (2) Naturex, Purchaser and the Koether Stockholders executed the Stockholder Agreement, each effective as of June 6, 2005. On the morning of June 6, 2005, Naturex and the Company issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Naturex.

      On June 17, 2005, Purchaser commenced the Offer.

      Factors for the Recommendation of Our Board of Directors. The Company's Board of Directors in approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer and tender their Shares in the Offer, considered a number factors including the following:

      o Financial Condition and Prospects of the Company. The Board of Directors is knowledgeable with the Company's business, financial condition, results of operations, and financial plan, and the Company's prospects if it were to remain independent.

      o Analysis and Presentation of Management. The Board of Directors reviewed and considered the analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company, including management's view that the Offer is fair to the stockholders of the Company, and that the Offer is in the best interests of the Company and its stockholders.

      o Financial Analyses and Opinion of Adams Harkness. At a meeting of the Board of Directors held on June 3, 2005, the Board of Directors reviewed and considered the presentation of Adams Harkness concerning the Company, Naturex and the financial aspects of the Offer and the Merger, including the opinion of Adams Harkness, which was orally conveyed to the Board of Directors at the meeting, and subsequently confirmed in writing, to the effect that, as of June 3, 2005, and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, which opinion is attached hereto as Annex B and incorporated herein by reference. Adams Harkness' opinion was based on a number of factors, including a comparable company analysis, stock trading history, and a precedent company analysis. In addition, the Board considered the substantial immediate premium represented by the Offer Price compared to a speculative return in the uncertain event that the price of the Shares would rise above $4.30 in the future.

      o Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer represents (i) a premium of $2.27, or 112%, over the $2.03 closing price of the Shares on the Nasdaq Small-Cap Market ("NSCM") on June 3, 2005, the last full trading day prior to the public announcement of the execution of the Merger Agreement and
            (ii) a premium of approximately 132% over the $1.86 average of the closing prices of the Shares on the NSCM over the 12 months prior to June 3, 2005.

      o Results of Discussions with Third Parties. The results of discussions with certain other third parties regarding a possible business combination, acquisition or similar transaction with the Company. The Board particularly considered Adams Harkness' efforts, commencing in November 2003, to identity potential business combination transaction partners of the Company and the level of interest demonstrated by such third parties in acquiring the Company.

      o Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including but without limitation:

            a. Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

            b. No Financing Condition. Parent's obligations under the Offer are not subject to any financing condition, Parent's representations in the Merger Agreement that it has or has commitments for sufficient funds to consummate the Offer and the Merger, and Parent's financial strength.

            c. No Solicitation. The provisions in the Merger Agreement that allow the Board of Directors to respond to unsolicited written acquisition proposals, if (A) the Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) that the acquisition proposal is, or could reasonably be expected to lead to, a Superior Proposal (as defined in Section 6.05(f) of the Merger Agreement) and (B) the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions could reasonably be inconsistent with its fiduciary duties to the Company's stockholders.

            d. Change in Recommendation. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company's stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

            e. Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement if the Board determines to accept a Superior Proposal if, concurrent with consummation of such transaction, the Company pays to Parent a $750,000 termination fee.

            f. Certainty of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

      o Potential Conflict of Interest. The Board was aware of the potential conflict of interest between the Company, on the one hand, and Mr. Koether, on the other hand, as a result of the transactions contemplated by the Offer and the Merger (as described above in Item
            3. Past Contacts, Transactions, Negotiations and Agreements.)

      o Extension of Offer Period. Under certain circumstances, Parent and Purchaser are required at the Company's request to extend the Offer for up to twenty (20) business days if certain conditions are not satisfied as of the offer expiration date.

      o Business Reputation. The Board considered the business reputation and capabilities of Parent and its management.

      o Economic Climate. The current regional, national and international economic climate, including variability in stock prices on the NSCM.

      The preceding discussion of the information and factors considered and given weight by the board of Directors is not intended to be exhaustive, although it does set forth all material reasons for the Board's recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not assign relative or specific weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, members of the Board may have assigned different weights to the various factors described above.

      Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all those Shares that such persons own of record or beneficially, other than such Shares, if any, that any such person beneficially owns pursuant to stock options that the person elects not to exercise. Upon the completion of the Merger, pursuant to the Merger Agreement, each outstanding option to purchase Shares issued by the Company to its officers, directors and other employees pursuant to the Company's Stock Option Plans, whether vested or unvested, are expected to be cancelled and the holder thereof will receive an amount of cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Company Stock Options." Based on the execution of the Stockholder Agreement, the Company believes that Paul O. Koether will tender all Shares beneficially owned by him in the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

      Adams Harkness is acting as the Company's exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Adams Harkness' engagement letter dated May 17, 2005, the Company agreed to pay Adams Harkness for its financial advisory services (i) $50,000 upon signing the Agreement, (ii) an opinion fee of $250,000 payable on June 3, 2005, which was the day on which Adams Harkness rendered an opinion with respect to the fairness of the Offer and the Merger (the "Fairness Opinion"), (iii) a fee of $50,000 upon delivery of each formal affirmance of such opinion, as requested by the Company, and (iv) a "success" fee equal to 3.333% of the Aggregate Consideration if the per share consideration is less than $4.00; 3.8% if the per share consideration in between $4.00 and $5.00; and 4.0% if the per share consideration is greater than $5.00. The fee referred to in clause (iv) above is payable upon the closing of one or more business combinations, through purchase, sale, merger, joint venture or otherwise, and whether in one or more transaction, through the purchase of an organization's equity, debt, securities or assets, or by means of a merger, consolidation, reorganization, spin-off, joint venture, partnership, tender offer, exchange offer, purchase, lease, licensing, arrangement, strategic alliance or any other transaction of like nature, regardless of form, with another organization. The fees referred to in clauses (i) - (iii) are credited against the "success" fee described in clause
(iv). Based upon the purchase price of $4.30 per Share in connection with the Offer and Merger, the Company expects to pay Adams Harkness a total fee of approximately $1,400,000.

      Under the terms of the engagement letter, "Aggregate Consideration" is defined as the cumulative value of the transaction, representing the total value of the Company or the other entity, as the case may be, implied by the sum of all cash paid or payable and the fair market value of all property or securities transferred or transferable, directly or indirectly, in connection with the transaction, including (i) cash amounts paid or securities issued (or otherwise exchanged or transferred) to holders of any warrants, options or stock appreciation rights, whether or not vested, or other securities convertible or exchangeable for any shares of capital stock and (ii) the fair market value of any assets distributed to stockholders or affiliates, at any time after the execution of the definitive agreement for the transaction.

      For purposes of calculating Aggregate Consideration: (i) all shares will be deemed transferred when a transaction is effected by the transfer of shares
(A) constituting 50% or more of the then-outstanding equity securities of, or equity interest in, the other entity or the Company, as the case may be, or (B) possessing 50% or more of the then-outstanding voting power of the outstanding equity securities of an equity interest in the other entity or the Company, as the case may be; (ii) the value of any securities issuable in connection with a transaction will be determined, if a publicly-traded security, on the basis of the average of the closing prices for the 20 trading days prior to the closing of the transaction, or, if the security is not freely tradable (or having no established public market) on the basis of the fair market value of such security at the closing as determined in good faith by Adams Harkness; and (iii) the value of any property transferred in connection with a transaction will be determined on the basis of the fair market value of such property at the closing as determined in good faith by Adams Harkness.

      In addition, the Company has agreed to reimburse Adams Harkness for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel (up to $5,000), retained by Adams Harkness) incurred during its engagement and to indemnify Adams Harkness against certain liabilities, including liabilities under federal securities laws, arising out of Adams Harkness' engagement.

      Adams Harkness, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Adams Harkness and its affiliates may actively trade or hold the securities of the Company for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

      Except as follows, no other transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Stockholder Agreement.

      (i) From April 18, 2005 through April 28, 2005, the Company repurchased 45,440 Shares in open market transactions at prices ranging from $1.62 to $1.99 per Share for a total consideration of $89,562;

      (ii) On June 1, 2005, Paul O. Koether, the Company's Chairman, exercised stock options granted under the Company's 1991 Plan for 55,000 shares at an exercise price of $1.5625 per share, for a total consideration of $85,938. On the same day, Alfredo Mena, a director of the Company, exercised options granted under the 1991 Plan for 16,500 shares at an exercise price of $1.5625 per share, for a total consideration of $25,781. The options exercised by Messrs. Koether and Mena were to expire on June 9, 2005.

      (iii) On June 7, 2005 and June 8, 2005, Paul O. Koether sold an aggregate of 28,366 Shares for the accounts of four brokerage customers over which he exercises discretionary authority at prices ranging from $4.24 to $4.2406 per Share.

Item 7. Purposes of the Transaction and Plans or Proposals

      Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

      The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits (a)(1) and (a)(2)(A) herewith, is incorporated herein by reference.

      Executive Officers and Directors. The following table shows the approximate amounts payable upon consummation of the Offer and the Merger pursuant to the Merger Agreement with respect to Shares beneficially owned by each of the Company's executive officers and directors, including Shares underlying Company Stock Options:

                                            Common Stock           Stock Options
                                               ($)(1)                 ($)(2)
                                            ------------           -------------
Paul O. Koether                              $14,589,654            $       --
Alfredo Mena                                      80,410                    --
William Mahomes, Jr.                              47,300                    --
Qun Yi Zheng, Ph.D.                                   --             1,272,407
Voldemar Madis                                    17,501               141,000
Sue Ann Merrill                                   12,986               135,850

----------
(1) Amounts set forth in this column represent the product of (i) the number of Shares directly and indirectly beneficially owned by the named individual (excluding Shares subject to outstanding stock options and (ii) $4.30. The direct and indirect beneficial ownership of each of our directors and executive officers is discussed in more detail under the heading "Principal Stockholders" in Annex A attached hereto.

(2) Amounts set forth in this column represent the product of (i) the respective numbers of Shares subject to options granted to the named individual pursuant to the Pure World, Inc. 1991 Non-Qualified Stock Option Plan, the Pure World, Inc. 1997 Non-Qualified Stock Option Plan and/or outside of such plans and (ii) the difference between $4.30 and the respective per-share exercise prices of such options. Options with exercise prices of $4.30 or higher have been disregarded. All outstanding non-vested options will become exercisable immediately before completion of the Offer and thus are treated as currently exercisable for purposes of this table. See "Item 3. Past Contacts, Transactions, Negotiations, and Agreements--Company Stock Options."

      Section 14(f) Information Statement. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser under the Merger Agreement of certain persons to the appointed to our Board of Directors other than at a meeting of stockholders.

      Delaware General Corporation Law. The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

      Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the completion of the Offer without a vote by the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that the number of Shares tendered, when added to the number of Shares already owned by Parent, and its direct and indirect subsidiaries constitutes a majority of the then outstanding Shares on a fully diluted basis ("the Minimum Tender Condition"). If the Minimum Tender Condition shall have been satisfied and the Offer is consummated, the Shares owned by Purchaser would represent more than a majority of the outstanding Shares, comprising voting power sufficient to adopt the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

      Appraisal Rights. Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL to dissent from the Merger and demand an appraisal of their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

      Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

      Merger Moratorium Law. Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person that beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date that person became an interested stockholder unless:

      o before that person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

      o upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

      o following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

      The Board of Directors of the Company has approved the transactions contemplated by the Merger Agreement and the Stockholder Agreement for purposes of Section 203 of the DGCL at its meeting held on June 3, 2005, as described in
Item 4 of this Schedule, above. The restrictions of Section 203 of the DGCL will therefore not apply to the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

Item 9. Exhibits

      The following Exhibits are filed herewith:

 Exhibit                              Description
---------   --------------------------------------------------------------------

(a)(1)(A) Offer to Purchase, dated June 17, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17,
            2005).

(a)(1)(B)   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(B) of the Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17, 2005).

(a)(2)      Letter to Stockholders of the Company, dated June 17, 2005.

(a)(5)(A) Joint Press Release of Naturex S.A. and Pure World, Inc., dated June 6, 2005, announcing the signing of the Merger Agreement (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-9 filed by the Company with the Commission on June 6, 2005).

(a)(5)(B) Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as and incorporated by reference to Annex A).

(a)(5)(C) Opinion of Adams Harkness dated June 3, 2005 (attached as and incorporated by reference to Annex B).

(a)(5)(D) Form of Waiver Letter to option holders of the Company, dated June 17, 2005.

(e)(1) Agreement and Plan of Merger, dated as of June 6, 2005, by and among Pure World, Inc., Naturex S.A. and Naturex Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Pure World's Current Report on Form 8-K filed with the Commission on June 7, 2005).

(e)(2) Stockholder Agreement, dated as of June 6, 2005, among Naturex S.A. and Naturex Acquisition Corp., Paul O. Koether and certain other stockholders (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on June 6, 2005).

(e)(3) Confidentiality Agreement dated February 15, 2005 (incorporated by reference to Exhibit (d)(3) to Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17, 2005.

(e)(4) Employment Agreement dated as of November 11, 2003, by and between Pure World, Inc. and Paul O. Koether (incorporated by reference to
            Exhibit 99 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Commission on March 28, 2004).

(e)(5) Employment Agreement dated as of February 16, 1996 among Dr. Qun Yi Zheng, Madis Botanicals, Inc. and Pure World, Inc. (incorporated by reference to Exhibit 10.10(a) to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999).

 Exhibit                              Description
---------   --------------------------------------------------------------------

(e)(6) Amendment to Employment Agreement dated as of July 28, 1997 by and among Dr. Qun Yi Zheng, Madis Botanicals, Inc. and Pure World, Inc. (incorporated by reference to Exhibit 10.10(b) to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999).

(e)(7) Consulting Agreement dated of June 6, 2005 between Pure World, Inc. and Paul O. Koether (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 6, 2005).

(e)(8) Pure World, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit A to the definitive Proxy Statement on
            Schedule 14A of Computer Memories Incorporated, filed with the Commission on July 8, 1992, under Commission File no. 0-10566).

(e)(9) Form of Stock Option Agreement under the Pure World, Inc. 1991 Non-Qualified Stock Option Plan

(e)(10) Pure World, Inc. 1997 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99 to the Company's definitive Proxy Statement on Schedule 14A filed with the Commission on October 17,
            1997).

(e)(11)     Form of Non-plan Stock Option Agreement.

(e)(12)     Form of Non-plan Stock Option Agreement.

(e)(13) Summary of Principal Terms of Retention Agreement between Pure World, Inc. and Sue Ann Merrill (incorporated by reference to
            Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on June 7, 2005)

Annex A Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex B     Fairness Opinion of Adams Harkness.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PURE WORLD, INC.


                                        By: /s/ Qun Yi Zheng
                                            ------------------------------------
                                            Name:  Qun Yi Zheng
                                            Title: President

Dated: June 17, 2005

                                  EXHIBIT INDEX

 Exhibit                              Description
---------   --------------------------------------------------------------------

(a)(1)(A) Offer to Purchase, dated June 17, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17,
            2005).

(a)(1)(B)   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(B) of the Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17, 2005).

(a)(2)      Letter to Stockholders of the Company, dated June 17, 2005.

(a)(5)(A) Joint Press Release of Naturex S.A. and Pure World, Inc., dated June 6, 2005, announcing the signing of the Merger Agreement (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-9 filed by the Company with the Commission on June 6, 2005).

(a)(5)(B) Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as and incorporated by reference to Annex A).

(a)(5)(C) Opinion of Adams Harkness dated June 3, 2005 (attached as and incorporated by reference to Annex B).

(a)(5)(D) Form of Waiver Letter to option holders of the Company, dated June 17, 2005.

(e)(1) Agreement and Plan of Merger, dated as of June 6, 2005, by and among Pure World, Inc., Naturex S.A. and Naturex Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Pure World's Current Report on Form 8-K filed with the Commission on June 7, 2005).

(e)(2) Stockholder Agreement, dated as of June 6, 2005, among Naturex S.A. and Naturex Acquisition Corp., Paul O. Koether and certain other stockholders (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on June 6, 2005).

(e)(3) Confidentiality Agreement dated February 15, 2005 (incorporated by reference to Exhibit (d)(3) to Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. with the Commission on June 17, 2005.

(e)(4) Employment Agreement dated as of November 11, 2003, by and between Pure World, Inc. and Paul O. Koether (incorporated by reference to
            Exhibit 99 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Commission on March 28, 2004).

(e)(5) Employment Agreement dated as of February 16, 1996 among Dr. Qun Yi Zheng, Madis Botanicals, Inc. and Pure World, Inc. (incorporated by reference to Exhibit 10.10(a) to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999).

 Exhibit                              Description
---------   --------------------------------------------------------------------

(e)(6) Amendment to Employment Agreement dated as of July 28, 1997 by and among Dr. Qun Yi Zheng, Madis Botanicals, Inc. and Pure World, Inc. (incorporated by reference to Exhibit 10.10(b) to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999).

(e)(7) Consulting Agreement dated of June 6, 2005 between Pure World, Inc. and Paul O. Koether (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 6, 2005).

(e)(8) Pure World, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit A to the definitive Proxy Statement on
            Schedule 14A of Computer Memories Incorporated, filed with the Commission on July 8, 1992, under Commission File no. 0-10566).

(e)(9) Form of Stock Option Agreement under the Pure World, Inc. 1991 Non-Qualified Stock Option Plan

(e)(10) Pure World, Inc. 1997 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99 to the Company's definitive Proxy Statement on Schedule 14A filed with the Commission on October 17,
            1997).

(e)(11)     Form of Non-plan Stock Option Agreement.

(e)(12)     Form of Non-plan Stock Option Agreement.

(e)(13) Summary of Principal Terms of Retention Agreement between Pure World, Inc. and Sue Ann Merrill (incorporated by reference to
            Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on June 7, 2005)

Annex A Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex B     Fairness Opinion of Adams Harkness.

                                                                         ANNEX A

                                PURE WORLD, INC.

                        Information Statement Pursuant to
              Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

      This information statement is being mailed on or about June 17, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pure World, Inc., a Delaware corporation ("we," "us," "our," or "Pure World" in this information statement) to holders of record of our common stock. You are receiving this information statement in connection with the possible election of persons designated by Naturex Acquisition Corp. to at least a majority of the seats on Pure World's Board of Directors (the "Board" or the "Board of Directors").

      On June 5, 2005, we entered into an Agreement and Plan of Merger dated as of June 6, 2005, (as such agreement may from time to time be amended or supplemented, the "Merger Agreement") with Naturex S.A., a societe anoyme organized under the laws of the French Republic ("Parent") and Naturex Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Purchaser"). Under the Merger Agreement, Purchaser must commence a tender offer to acquire all of the issued and outstanding shares of our common stock, $.01 par value (the "Shares"), for an amount equal to $4.30 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2005 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements, collectively constitute the "Offer." The Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the exhibits and annexes, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on June 17, 2005. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to our stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO.

      The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Pure World (the "Merger"). Pure World will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held in treasury by Pure World, or held by Parent, Purchaser or any of their respective subsidiaries, or held by stockholders who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL")) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Offer Price, without interest thereon (the "Merger Consideration").

      Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement dated as of June 6, 2005, (the "Stockholder Agreement") with Paul O. Koether, Chairman of Pure World's Board of Directors and Pure World's principal stockholder, and certain other stockholders affiliated with Mr. Koether (collectively, the "Koether Stockholders"). Pursuant to the Stockholder Agreement, the Koether Stockholders have agreed, subject to certain conditions, to tender all of their Shares to Parent in the Offer and have agreed to vote all of their Shares in favor of the Merger.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this information statement is annexed as Annex A, which was filed by Pure World with the SEC on June 17, 2005.

      This information statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This information statement supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 17, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 15, 2005, unless extended in accordance with its terms.

                    GENERAL INFORMATION REGARDING THE SHARES

      The Shares are the only class of equity securities of Pure World outstanding that is entitled to vote at a meeting of our stockholders. Each Share is entitled to one vote. As of June 6, 2005, there were 8,077,018 Shares issued and outstanding, all of which are entitled to be voted at any meeting of our stockholders.

      As of June 17, 2005, the date of this information statement, neither Parent nor Purchaser owns any Shares.

                    PURCHASER'S RIGHT TO DESIGNATE DIRECTORS
                       TO PURE WORLD'S BOARD OF DIRECTORS

      The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser, subject to compliance with Section 14(f) of the Exchange Act, shall be entitled to designate up to such number of directors, rounded to the next whole number, on our Board of Directors as shall give Purchaser representation on our Board equal to the product of (a) the total number of directors on our Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the number of Shares then outstanding. At such times, we must promptly take all actions necessary to cause Purchaser's designees to be elected or appointed to our Board of Directors, including increasing the size of our Board (subject to the provisions of our Certificate of Incorporation and Bylaws) or obtaining the resignation of such number of our current directors as is necessary.

      The following table sets forth certain information for the individuals Purchaser may designate to serve on Pure World's Board of Directors (each, a "Purchaser Designee"), including the business address, current principal occupation or employment, and five-year employment history of each. Each person listed is a citizen of the French Republic.

                                 Present Principal Occupation or Employment;
     Name             Age       Material Positions Held During Past Five Years          Business Address
----------------     -----   ---------------------------------------------------   --------------------------
Jacques Dikansky      45     Chief Executive Officer, President and Chairman of    Site D'Agroparc Montfavet,
                             the Board of Directors, Naturex S.A.; President and   B.P. 1218, F-84911
                             Director, Naturex, Inc.                               Avignon Cedex, France

Thierry Lambert       50     Chief Financial Officer, Vice President and           Site D'Agroparc Montfavet,
                             Director, Naturex S.A.; Vice President and            B.P. 1218, F-84911
                             Director, Naturex, Inc.                               Avignon Cedex, France

                                 Present Principal Occupation or Employment;
     Name             Age       Material Positions Held During Past Five Years          Business Address
----------------     -----   ---------------------------------------------------   --------------------------
Stephane Ducroux      31     Director, Naturex S.A.; Vice President of Sales and   300 Waverly Avenue,
                             Operations of Naturex, Inc. (since January 2,         Mamaroneck, NY 10543
                             2001); sales representative of Naturex in the
                             United Kingdom (March 1, 2000--December 31, 2000)

      Parent and Purchaser have informed us that each of the individuals listed above has consented to act as a director of Pure World, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, Pure World. Parent and Purchaser have advised us that, to their knowledge, none of the Purchaser Designees has a familial relationship with any of our directors or executive officers or beneficially owns any of our securities or any rights to acquire any such securities. We have been advised by Parent and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with Pure World or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and Pure World that have been described in the Schedule TO or the Schedule 14D-9.

                             PRINCIPAL STOCKHOLDERS

      Our only outstanding class of voting securities is the Shares. In the following table, we show the number of Shares beneficially owned as of June 6, 2005 (except as otherwise noted) by each of the following:

      1. Each person who beneficially owns more than 5% of the Shares, to the extent known by our management;

      2.    Each of our directors and executive officers; and

      3.    All of our directors and executive officers as a group.

      In accordance with the SEC's rules, beneficial ownership as disclosed in the table includes Shares currently owned as well as Shares that the named person has the right to acquire beneficial ownership of within 60 days, through the exercise of options, warrants or other rights.

                                                 Amount and Nature of     Percentage of Shares
Name and Address                               Beneficial Ownership (1)        Outstanding
----------------                               ------------------------   --------------------
Paul O. Koether
211 Pennbrook Road
Far Hills, N.J. 07931                                3,491,509(2)                 43.2%

William Mahomes, Jr
900 Jackson Street, Suite 540                           11,000                       *
Dallas, TX 75202

Alfredo Mena
P.O. Box 520656
Miami, FL 33152                                         18,700                       *

Voldemar Madis
375 Huyler Street
South Hackensack, NJ 07606                             124,070                     1.5%

Qun Yi Zheng, Ph.D
375 Huyler Street
South Hackensack, NJ 07606                             540,000                     6.3%

Sue Ann Merrill
376 Main Street
Bedminster, NJ 07921                                    61,770                       *

Residuary Trust u/w/o Natalie I. Koether
Paul O. Koether, Trustee
211 Pennbrook Road
Far Hills, NJ 07931                                    558,356                     6.9%

Marital Trust u/w/o Natalie I. Koether
Paul O. Koether, Trustee
211 Pennbrook Road
Far Hills, NJ 07931                                    513,141                     6.4%

All Directors and Officers as a group
(six persons)                                        4,247,049                    48.3%

----------
*     Represents less than one percent of the outstanding Shares.

(1) The beneficial owner has both sole voting and sole investment powers with respect to these Shares except as set forth in this footnote or in other footnotes below. Included in such number of Shares beneficially owned are Shares subject to outstanding options, including non-vested options, all of which will become exercisable before completion of the Offer: Voldemar Madis (120,000 Shares); Qun Yi Zheng (540,000 Shares); Sue Ann Merrill (58,750 Shares); and all directors and officers as a group (718,750 Shares).

(2) Includes 110,000 Shares owned by Emerald Partners, of which Mr. Koether is the sole general partner, and 318,020 Shares held in Mr. Koether's IRA account. Also includes: 271,493 Shares held by Estate of Natalie I. Koether, of which Mr. Koether is executor; 513,141 Shares held by Marital Trust u/w/o Natalie I. Koether, of which Mr. Koether is trustee; and 558,356 Shares held by Residuary Trust u/w/o Natalie I. Koether, of which Mr. Koether is trustee. As executor and trustee, respectively, of the estate and the trusts, Mr. Koether may be deemed to beneficially own the Shares held by the estate and the trusts. Also includes 98,566 Shares held in accounts of certain of Mr. Koether's securities brokerage customers over which he exercises discretionary authority. Subsequent to June 6, 2005, Mr. Koether sold 28,366 of these Shares for the accounts of these customers. Mr. Koether disclaims beneficial ownership of these customers' Shares.

             Section 16(a) Beneficial Ownership Reporting Compliance

      The federal securities laws require our directors and executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our securities with the SEC. The SEC also requires that persons required to file these forms must furnish us with copies of the forms they file.

      Based solely on our review of the copies of these forms received by us and representations from certain reporting persons that no other reports were required to be filed, we believe that all of our directors and executive officers complied with the SEC's beneficial ownership reporting requirements for our fiscal year ended December 31, 2004.

                               BOARD OF DIRECTORS

Directors of Pure World

      Pure World's By-Laws provides that the Board of Directors of Pure World will consist of three or more directors, which number may be changed by either a majority vote or consent of the stockholders or by resolution of the Board of Directors. There are currently three directors, as follows:

      Paul O. Koether
      Alfredo Mena
      William Mahomes, Jr.

      Paul O. Koether. 68 Mr. Koether has been a director of Pure World since March 1988. Mr. Koether has served as Chairman of Pure World since April 1988 and as President from April 1989 to February 1997. Mr. Koether served for more than five years as the Chairman and President of Sun Equities Corporation ("Sun"), a private, closely held corporation that was Pure World's principal stockholder until merging into Pure World in December 2004. He has also served as Chairman since January 1995 and as a director since December 1994 of Pure World Botanicals, Inc., a wholly owned subsidiary of Pure World. Since July 1987, he has served as Chairman and a director, and, since October 1990, as President, of Kent Financial Services, Inc. ("Kent Financial"), a public company previously engaged in various financial services and was the general partner of Shamrock Associates, an investment partnership that was the principal stockholder of Kent Financial until Shamrock's dissolution in 2003. Mr. Koether has also held various positions with affiliated companies of Kent Financial. Since September 1998, he has also been a director and Chairman of Cortech, Inc. ("Cortech"), a public company that is a majority-owned subsidiary of Kent Financial that is seeking to acquire an operating business. From 1990 to 2003, Mr. Koether was Chairman and, since 1989, has been a registered representative, of T.R. Winston & Company, LLC ("T.R. Winston"), a securities broker-dealer that was formerly a wholly owned subsidiary of Kent Financial.

      Alfredo Mena. 53 Mr. Mena has been a director of Pure World since 1992. Since 1976, Mr. Mena has been President of Alimentos de El Salvador S.A. de C.V., a company engaged in coffee growing, processing and exporting and, since 2003, as the operator of a water park/amusement park in El Salvador. From October 1995 until June 1997, he served as Presidential Commissioner for the Modernization of the Public Sector, responsible for decentralization, debureaucratization, deregulation, and privatization of business in El Salvador. Mr. Mena is a citizen of El Salvador.

      William Mahomes, Jr. 58 Mr. Mahomes has been a director of Pure World since 1993. Mr. Mahomes is currently a senior shareholder in Simmons Mahomes P.C., a Dallas, Texas-based law firm engaged in a commercial real estate, public finance, business transactions and mediation practice.

From 1997 to May 2001, Mr. Mahomes was in the private practice of law engaged in mediation, real estate and commercial transactions. From 1994 to March 1997, Mr. Mahomes was a senior shareholder at the law firm of Locke Purnell Rain Harrell based in Dallas, Texas. From 1989 to 1994 he was a partner in the Dallas office of Baker & McKenzie, an international law firm. Mr. Mahomes currently serves on the board of directors of a variety of organizations, including the Center for New Ventures and Entrepreneurship (Texas A&M University), Operation Oasis, Inc., the Texas Affiliate Board of Healthcare Service Corporation (HCSC), also known as Blue Cross and Blue Shield of Texas, the Texas Youth Commission and the Board of the Association of Former Students at Texas A&M University.

Information Regarding the Board of Directors

      Our Board of Directors has determined that Messrs. Mahomes and Mena are "independent", as that term is defined in Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, Inc. which operates The Nasdaq Stock Market ("Nasdaq") on which the Shares are traded.

      During our fiscal year ended December 31, 2004, our Board of Directors held four regular and special meetings and took a number of other actions by written consent. During the year ended December 31, 2004, all of our directors attended at least 75% of the total number of (i) meetings of the Board held during the periods they served on the Board and (ii) meetings of committees of the Board held during the periods they served on those committees.

Committees of the Board of Directors

      The Board's only committees are the Audit Committee, the Compensation Committee and the Nominating Committee. Messrs. Mahomes and Mena are the sole members of each committee.

Audit Committee

      The Audit Committee held four meetings during the fiscal year ended December 31, 2004. The duties and responsibilities of the Audit Committee are set forth in the written Audit Committee charter adopted by the Board. Among other things, the duties and responsibilities of the Audit Committee include reviewing and monitoring Pure World's financial statements and internal accounting procedures, making recommendations to our Board of Directors regarding the selection of our independent registered public accountants, and consulting with and evaluating the performance of Pure World's independent registered public accountants. A copy of the Audit Committee's charter was included as Appendix A to our proxy statement for the 2004 Pure World annual meeting of stockholders, held on December 13, 2004, and is available on the SEC's website at www.sec.gov.

      The Board has determined that all members of the audit committee are "independent" for purposes of audit committee membership, as required by Rule 4350(d)(2)(A) of the Nasdaq listing standards. The Audit Committee does not have a member who is a "financial expert," as that term is defined by the SEC. However, the Board of Directors believes that both members of the Audit Committee are financially literate and experienced in business matters, and that one or both members of the Audit Committee are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting and (v) understanding Audit Committee functions, all of which are attributes of an audit committee financial expert. However, the Board of Directors believes that neither Audit Committee member has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert."

Nevertheless, the Board believes that its current Audit Committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."

      The report of the Audit Committee can be found beginning on page A-8 of this information statement.

Compensation Committee

      The Compensation Committee held one meeting during the fiscal year ended December 31, 2004. The Compensation Committee does not have a written charter. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of our executive officers and administers our stock option plans. The Board of Directors has determined that all members of the Compensation Committee are "independent", as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards.

Nominating Committee

      The Nominating Committee is responsible for assisting the Board of Directors in identifying individuals qualified to serve as Pure World directors and on committees of the Board, and overseeing the evaluation of the Board and our management. The Nominating Committee held no meetings during the year ended December 31, 2004.

      The Nominating Committee does not have a written charter. However, the Nominating Committee maintains the following guidelines for selecting nominees to serve on the Board and may apply several criteria in selecting nominees. At a minimum, the Nominating Committee considers (a) whether each such nominee has an ability to make a meaningful contribution to the Board's oversight of our business and affairs and (b) the nominee's reputation for honesty and ethical conduct in his personal and professional activities. Additional factors that the Nominating Committee may consider include a candidate's specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest and any other factors or qualities that the Nominating Committee believes will enhance the Board's ability to effectively manage and direct our affairs and business, including, where applicable, the ability of Board committees to perform their duties or satisfy any independence requirements under the Nasdaq listing standards or otherwise.

      The Nominating Committee identifies nominees by first evaluating the current members of the Board of Directors whose terms are expiring and who are willing to continue in service. In doing so, the Nominating Committee balances the skills and experience of such current directors, as well as the value of continuity of their service, with that of obtaining new perspectives for the Board. For new nominees, the Nominating Committee identifies potential candidates based on input from members of the Board and management and, if the Nominating Committee deems it appropriate, from one or more third-party search firms.

      Once a person has been identified by the Nominating Committee as a potential candidate, the Nominating Committee assesses, based on publicly available information regarding the person, whether the candidate should be considered further. If the Nominating Committee determines that the candidate warrants further consideration and the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee will request information from the candidate, review his or her accomplishments and qualifications and conduct one or more interviews with the candidate. If the candidate appears qualified, committee members may also contact references provided by the candidate or other persons with first-hand knowledge of the candidate's experience and accomplishments. Additionally, serious candidates may be requested to meet with some or all of the other members of the

Board of Directors. Using the input from these interviews and the other information it has obtained, the Nominating Committee determines whether it should recommend that the Board nominate, or elect to fill a vacancy with, a final prospective candidate. The Nominating Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder.

      Stockholders may recommend individuals to the Nominating Committee for consideration as potential director candidates by submitting their names and appropriate background and biographical information to the Nominating Committee, c/o Pure World, Inc., 376 Main Street, Bedminster, New Jersey 07921, at least 120 days before the anniversary of the mailing date of the Company's proxy statement for the previous year's annual meeting. Assuming that the appropriate information has been timely provided, the Nominating Committee will consider these candidates in the same manner as it considers other Board candidates it identifies. Our stockholders also have the right to nominate director candidates without any action on the part of the Nominating Committee or the Board of Directors by submitting the nomination to us within the same time frame as for submitting recommendations to the Nominating Committee.

Communications with the Directors

      Stockholders may communicate in writing with any of our directors by sending such written communication to the Secretary of Pure World, at our principal executive offices, 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921. Copies of written communications received at such address will be provided to the relevant director or directors unless such communications are determined by our outside general counsel to be inappropriate for submission to the intended recipient(s). However, any communication not so delivered will be made available upon request to any director. Examples of stockholder communications that would be considered inappropriate for submission include, without limitation, customer complaints, solicitations, product promotions, resumes and other forms of job inquiries, as well as material that is unduly hostile, threatening, illegal or similarly unsuitable.

Policy on Director Attendance at Annual Meetings

      Board members are not required to attend our annual meetings of stockholders. Attendance at the annual meeting is not considered by the Nominating Committee in assessing director performance. All members of the Board attended our 2004 annual meeting of stockholders.

Remuneration of Directors

      Each director who is not an employee of Pure World receives a fee of $1,800 plus expenses for attending each Board or Committee meeting. Aggregate directors' fees in fiscal 2004 were $32,400.

Report of the Audit Committee

      The Audit Committee consists of two directors, Messrs. Mahomes and Mena, each of whom the Board has determined to be independent as that term is defined in Rule 4200 (a)(14) of the Nasdaq listing standards. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Board of Directors - Audit Committee."

      The Audit Committee has reviewed and discussed Pure World's audited financial statements for the year ended December 31, 2004, with Pure World's management. The Audit Committee has discussed with Deloitte & Touche LLP, Pure World's independent public registered accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (as modified and supplemented). Pure World also has received the written disclosure and letter from Deloitte & Touche LLP required by

Independence Standards Board Standard No. 1 (as modified and supplemented), and has discussed with Deloitte & Touche LLP its independence.

      Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that Pure World's audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 for filing with the Securities and Exchange Commission.

                        EXECUTIVE OFFICERS OF PURE WORLD

Executive Officers

      As of June 17, 2005, our executive officers are:

      Paul O. Koether. 68 Chairman of the Board of Directors. A biography of Mr. Koether is set forth above under the heading "Board of Directors - Directors of Pure World".

      Qun Yi Zheng, Ph.D. 47 Dr. Zheng has been President of Pure World and of Pure World Botanicals since December, 2003, Chief Operating Officer since September, 2003 and Executive Vice President from 1996 through 2003. Since August 2000, Dr. Zheng has been a director of Cortech. Dr. Zheng was Technical Manager at Hauser Nutraceuticals, Colorado from 1995 to 1996, and from 1993 to 1994 he was Senior Chemist at Hauser Chemical Research, Inc., Colorado.

      Voldemar Madis. 63 Mr. Madis has served as Vice Chairman of Pure World and of Pure World Botanicals since November, 1995. He has also been President since 1967 and a principal stockholder since 1997 of IVM Corporation, a real estate holding company.

      Sue Ann Merrill. 42 Ms. Merrill, a certified public accountant, has been employed by Pure World and Pure World Botanicals, since 1995, and as Chief Financial Officer of both companies since October 2002. From 1995 to 2003, she was the controller and, since 2003, has been the Chief Financial Officers of Kent Financial, as well as holding various positions with affiliates of Kent Financial. Since September 1998, she has also served as Chief Financial Officer of Cortech and from 1995 to 2003 served in various positions with T.R. Winston.

Summary Compensation Table

      The table below sets forth for the years ended December 31, 2004, 2003 and 2002, the compensation of any person who, as of December 31, 2004, was our Chief Executive Officer or who was among our four most highly compensated executive officers other than our Chief Executive Officer with annual compensation in excess of $100,000 (we refer to these persons as our "named executive officers").

                                                                             Long-Term
                                      Annual Compensation(1)               Compensation
Name and                     ---------------------------------------       ------------
Principal Position           Year           Salary            Bonus         Options (#)
------------------           ----          --------          -------       ------------
Paul O. Koether              2004          $214,085          $40,000               --
Chairman                     2003            90,000               --               --
                             2002             5,000               --          200,000

                                                                             Long-Term
                                      Annual Compensation(1)               Compensation
Name and                     ---------------------------------------       ------------
Principal Position           Year           Salary            Bonus         Options (#)
------------------           ----          --------          -------       ------------
Qun Yi Zheng, Ph.D           2004          $254,404          $65,000               --
President                    2003           232,144               --               --
                             2002           192,921               --          200,000

Voldemar Madis               2004          $155,792               --               --
Vice Chairman                2003           165,749               --               --
                             2002           160,937               --               --

----------
(1) Certain named executive officers received incidental personal benefits during the fiscal years covered by the table. The value of these incidental benefits did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for any of the named executive officers and, accordingly, such amounts are excluded from the table.

Stock Options

      Under the Pure World 1991 Non-Qualified Stock Option Plan (the "1991 Plan"), non-qualified options to purchase up to an aggregate of 550,000 shares of Pure World's common stock may be granted by the Board of Directors to officers, directors and key employees of Pure World, its subsidiaries or parent. The exercise price for the shares may not be less than the fair market value of the Pure World common stock on the date of grant. Options expire five years from the date of grant and are exercisable as to one-half of the shares on the date of grant and one-half after the first anniversary of the date of grant, or at such other time, or in such other installments, as may be determined by the Board of Directors or a committee thereof at the time of grant. The options are non-transferable (other than by will or by operation of the laws of descent) and are exercisable generally only while the holder is employed by Pure World or by a subsidiary or parent of Pure World or, in the event of the holder's death or permanent disability while employed by Pure World, within one year after such death or disability up to the option expiration date. As of June 9, 2005, options to purchase 101,200 shares were outstanding under the 1991 Plan, of which options for 90,200 Shares were exercisable at prices below the Offer Price of $4.30.

      Under the Pure World 1997 Non-Qualified Stock Option Plan (the "1997 Plan") non-qualified options to purchase up to 550,000 shares of Pure World common stock may be granted employees, directors and consultants. The provisions of the 1997 Plan are substantially similar to those of the 1991 Plan, except the options granted under the 1997 Plan are exercisable one-fifth on the third anniversary of the grant date and one-fifth in each of the succeeding years, or at such other time, or in such other installments, as may be determined by the committee administering the plan, and options may have terms of up to 10 years. As of June 9, 2005, options to purchase 394,050 Shares were outstanding under the 1997 Plan, of which options for 314,300 Shares were exercisable at prices below the Offer Price of $4.30.

      We have also, from time to time, granted options ("non-plan options") outside of the 1991 Plan and the 1997 Plan to our officers, directors and employees. The exercise prices of all non-plan options have been equal to the fair market price of the Pure World common stock on the date of grant. As of June 9, 2005, non-plan options to purchase 482,700 Shares were outstanding, of which options for 466,200 Shares were exercisable at prices below the Offer Price of $4.30.

      We did not grant any options to our named executive officers during the year ended December 31, 2004. The table below contains information concerning the value as of December 31, 2004, of unexercised options held by our named executive officers.

                                                       Fiscal Year-End Options Values
                           --------------------------------------------------------------------------------------
                             Shares                                                        Value of Unexercised
                            Acquired           Value         Number of Unexercised         In-the-Money Options
                           on Exercise       Realized         Options at 12/31/04              at 12/31/04
Name                           (#)              ($)        Exercisable/Unexercisable    Exercisable/Unexercisable
------------------         -----------       --------      -------------------------    -------------------------
Paul O. Koether              200,000          248,000            55,000/--                           --/--

Qun Yi Zheng, Ph.D                --               --           469,000/71,000                 $212,000/--

Voldemar Madis                    --               --           120,000/--                           --/--

Employment, Consulting and Retention Agreements

      In November 2003, we entered into an employment and deferred compensation agreement with Paul O. Koether, our Chairman, for an initial three-year term commencing on December 1, 2003, at an annual salary of $215,000, which may be increased but not decreased at the discretion of the Board of Directors. Under the agreement, Mr. Koether participates in all Pure World benefit plans provided to executive-level employees. The term of the agreement automatically extends one day for each day elapsed after December 1, 2003.

      Mr. Koether may terminate the agreement if there is a "change of control" of Pure World, as defined in the agreement. Generally, a change in control will occur if any stockholder becomes the beneficial owner of 30% or more of the outstanding Pure World common stock or there is a change in a majority of the Board of Directors (other than by reason of the election of directors nominated by the Board). If Mr. Koether terminates the agreement for such reason, he will be entitled to receive the greater of either (i) his base salary through the termination date and (ii) an amount equal to three times the sum of his average annual base salary and bonus during the five years preceding the termination date. Both the purchase by Purchaser of more than 30% of our outstanding shares and the Merger will constitute a change of control under the agreement. Under the Consulting Agreement entered into by Mr. Koether and Pure World in connection with the Merger, as described below, Mr. Koether's employment agreement will terminate on the date Purchaser accepts for payment any Shares tendered under the Offer. In accordance with the terms of his employment agreement, Mr. Koether will receive a payment of $645,000 upon termination of the agreement.

      Concurrently with the execution of the Merger Agreement, we entered into a Consulting Agreement, dated as of June 6, 2005 ("Consulting Agreement"), with Mr. Koether, which will become effective as of the date Purchaser accepts for payment any shares tendered under the Offer. Under the Consulting Agreement, Mr. Koether will serve as consultant to Pure World (on an independent contractor basis) and will have duties and responsibilities consistent with his present status with Pure World, as we will determine from time to time. Mr. Koether will generally continue receiving substantially similar benefits as he received from Pure World immediately prior to the signing of the Merger Agreement (including participation in existing benefit plans, reimbursement of expenses and use of an automobile) and will receive an annual consulting fee of $100,000.

      Mr. Koether has agreed that he will not at any time during the term of the Consulting Agreement or thereafter disclose or use confidential information relating to Pure World and its business.

      The Consulting Agreement also provides that during its term, Mr. Koether shall not (i) engage, directly or indirectly, in (a) the nutraceutical business,
(b) the businesses currently conducted by Pure World or any of its subsidiaries or affiliates or (c) any business similar to the business currently being conducted by Pure World or any of its subsidiaries or affiliates, including, but not limited to, the manufacture and sale of botanical extracts, flavors and fragrances (x) within 100 miles of any of the facilities of Pure World, any of its subsidiaries or affiliates or the U.S. subsidiaries of Naturex, (y) anywhere else in the United States or (z) anywhere else in the world for sale or distribution of goods into the United States, (ii) engage, directly or indirectly, in any way in the solicitation of employees or independent contractors of Pure World or its subsidiaries or affiliates in connection with any job, venture or other employment opportunity of any nature, (iii) interfere in any material way, directly or indirectly, whether for his own account or for the account of any other person, firm, corporation or other business organization, with Pure World's relationship with, or endeavor to entice away from Pure World, any person, firm corporation or other entity who or which was an executive employee, consultant, distributor, agent, contractor, supplier, source of material and/or product or customer of, Pure World or (iv) engage, directly or indirectly, with Dr. Qun Yi Zheng or any of his affiliates in activities that are competitive with Pure World's activities of Pure World or any of its subsidiaries or affiliates.

      For purposes of the above provisions, Mr. Koether will be deemed to be directly or indirectly engaged in a business or activity if he participates in such business or activity as a material proprietor, partner, joint venturer, stockholder, director, officer, manager, employee, consultant, advisor or agent or if he controls such business or entity. Notwithstanding the foregoing, Mr. Koether will not be deemed a stockholder merely by reason of holding less than five percent (5%) of the outstanding equity of any publicly-owned corporation (unless Mr. Koether is in a control position with regard to such corporation).

      In February 1996, we entered into a one-year employment agreement with Dr. Qun Yi Zheng, our President. In July 1997, this agreement was amended to provide for a three-year term at an annual salary of $120,000 (which was subsequently increased to $250,000), which may be increased but not decreased at the discretion of the Board of Directors. The term of the agreement automatically extends one day for each day elapsed after August 1,1997. Dr. Zheng's agreement provides disability and death benefits substantially similar to those provided in Mr. Koether's agreement, but allows him to terminate the agreement only for Pure World's failure to make any payments required under the agreement. Dr. Zheng's agreement does not include any change in control provisions.

      In January 2005, we entered into an oral retention agreement with Sue Ann Merrill, our Chief Financial Officer. Under the agreement, Ms. Merrill was entitled to a retention bonus of $35,000 if she remained as Chief Financial Officer through April 30, 2005, and an additional payment of $15,000 if Pure World was acquired by a third party. The agreement was subsequently amended in May 2005, to provide that Ms. Merrill would receive an additional retention bonus of $35,000 if she remained as Chief Financial Officer through June 30, 2005, and she agreed to remain as Chief Financial Officer after June 30, 2005, if we request her to do so.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pure World Relationships with Parent and Purchaser

      Paul O. Koether, our Chairman, is also the Chairman of the Board of Directors and an affiliate of Bedminster Management Corporation ("BMC"). Since April 2003, we have reimbursed BMC for our proportionate share of the cost of our employee's medical insurance coverage under BMC's plan, as well as certain general and administrative expenses incurred by BMC on our behalf. Such amounts were approximately $753,000 in 2004 and $528,000 in 2003. BMC receives no compensation or administrative fees for performing this service.

      Pure World Botanicals, a wholly owned subsidiary of ours, leases a 138,000 square-foot facility in South Hackensack, New Jersey, from IVM Corporation, of which Voldemer Madis, our Vice Chairman, is President and a principal stockholder. Rent for the facility is $20,000 per month, plus one percent of the gross revenues of Pure World Botanicals, up to an additional $200,000 per year. The lease expires in December 2009, with one five-year renewal option followed by two ten-year renewal options at base rates of up to $22,898 per month. This facility includes: a 20,000 square-foot office area; 10,000 square-feet for laboratories; manufacturing space of 70,000 square feet; and 38,000 square feet of warehousing space.

      On December 22, 2004, we and our wholly owned subsidiary, PW Subsidiary LLC ("PW Subsidiary") entered into an Agreement and Plan of Merger whereby we acquired all the equity interests of Sun Equities Corporation ("Sun Equities"). Paul O. Koether was the Chairman and the principal stockholder of Sun Equities. In the merger, Sun Equities was merged into PW Subsidiary with PW Subsidiary being the surviving entity. Before the merger, Sun Equities held 2,500,025 shares of Pure World common stock, which constituted approximately 31% of the outstanding shares of Pure World common stock. Under the terms of the merger, we issued 2,500,025 shares of Pure World common stock to the stockholders of Sun Equities (including 1,256,933 shares to Mr. Koether) in exchange for all of their shares of Sun Equities common stock and the shares of Pure World Common Stock held by Sun Equities, which we canceled following the closing of the merger. Consequently, the number of our issued and outstanding shares of common stock was unchanged after the acquisition.

      On June 3, 2005, our Board of Directors voted to forgive outstanding loans in the amount of $80,000 made to Dr. Qun Yi Zheng, Pure World's President and Chief Operating Officer, and in the amount of $53,787.50 made to William Mahomes, a director.

                                                                         ANNEX B

[LOGO] Adams Harkness

June 3, 2005

Board of Directors
Pure World, Inc.
376 Main Street
Bedminster, NJ  07921

Members of the Board of Directors:

You have requested our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the $4.30 per share in cash (the "Merger Consideration") to be received by holders of common stock, par value $0.01 per share (the "Company Common Stock") of Pure World, Inc., a Delaware corporation (the "Company"), in connection with the proposed Tender Offer and Merger (each as defined below), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into among Naturex, S.A. ("Parent"), ACQUISITION CO., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and the Company. The Merger Agreement provides, among other things, for (i) a tender offer (the "Tender Offer") to be commenced by Purchaser for all the outstanding shares of Company Common Stock and (ii) a subsequent merger of Purchaser with and into the Company (the "Merger") in which each remaining share of Company Common Stock will be converted into the right to receive the Merger Consideration (clauses (i) and (ii) collectively, the "Transaction"). The terms and conditions of the Transaction, including the Merger Consideration, are more fully described in the Merger Agreement.

Adams Harkness, Inc. ("Adams Harkness"), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to serve as financial advisor to the Board of Directors of the Company and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company's Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission through the date hereof; (ii) analyzed certain internal financial statements including certain projected financial and operating data concerning the Company prepared by Company management; (iii) conducted discussions with members of senior management of the Company; (iv) reviewed the historical market prices and trading activity for the Company Common Stock and compared them with those of certain publicly

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                |  99 High Street       |     www.adamsharkness.com
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

                                                              Board of Directors
                                                                Pure World, Inc.
                                                                    June 3, 2005

traded companies we deemed to be relevant and comparable to the Company; (v) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vi) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (vii) reviewed the terms of the draft Merger Agreement dated June 2, 2005, the exhibits thereto and certain related agreements furnished to us by the Company which, for the purposes of this Fairness Opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed; and (viii) reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management that they are not aware of any facts that would make such information misleading. With respect to the internal financial forecasts reviewed, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, the Purchaser or the contemplated benefits of the Merger.

Our Fairness Opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Adams Harkness disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion. We have not been requested to conduct and we have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company, nor have we been furnished with such appraisals. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company.

Our Fairness Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction. Our Fairness Opinion does not constitute a recommendation to any holder of Company Common Stock as to whether or not to

                                                              Board of Directors
                                                                Pure World, Inc.
                                                                    June 3, 2005

tender such holder's shares of Company Common Stock in the Tender Offer or how to vote with respect to the Merger. In the ordinary course of our business, we and our affiliates may trade in the Company Common Stock for our own account or our affiliates' and for the accounts of our customers and may at any time hold long or short positions in Company Common Stock.

It is agreed between the Board of Directors and Adams Harkness that this Fairness Opinion, as set forth in this letter form, is for the information of the Board of Directors of the Company only and may not be relied upon for any other purpose without our prior written consent, except that this Fairness Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Sincerely,


/s/ ADAMS HARKNESS, INC.


Page 3 of 3